December 17, 2007

Kristin Lochhead

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Axsys Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2006
and Form 10-Q for the period ended September 29, 2007
File No. 000-16182

Dear Ms. Lochhead:

Axsys Technologies, Inc., a Delaware corporation (“Axsys”, the “Company” or “we”), is transmitting with this letter its responses to your letter dated December 12, 2007, setting forth certain comments of the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission with respect to Axsys’ Form 10-K for the year ended December 31, 2006 and Axsys’ Form 10-Q for the period ended September 29, 2007.

For the convenience of the Staff, this letter sets forth below Axsys’ response to each comment together with the text of the related Staff comment.  The paragraph numbers in this letter correspond to the paragraphs in the Staff’s comment letter.

1.              We note your response to prior comment 3 in our letter dated October 31, 2007.  Please note that the disclosures indicated in paragraph 54 of SFAS 141 are required for all “material” business combinations.  It should also be noted that a business combination can be material while not being “significant” under the SEC rules.  Since it appears that the business combination is material to your balance sheet and results of operations, please revise future filings to disclose the supplemental pro forma information as though the business combination had been completed at the beginning of the period being reported on.

Response:  In all applicable future filings, we will include the supplemental pro forma information as though the acquisition of substantially all of the assets of Cineflex LLC had occurred at the beginning of the period reported on.

In response to the Commission’s comments, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses included herewith, please call me at (860) 594-5770.

Sincerely,

/s/ David A. Almeida

David A. Almeida
Executive Vice President and Chief Financial Officer